By EDGAR Electronic Transmission

March 31, 2010

United States Securities & Exchange Commission
Attn:  Katherine Wray, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:         Acxiom Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed May 29, 2009
File No. 000-13163

Dear Ms. Wray:

The following are our responses to the letter from Stephen Krikorian dated March 9, 2010.  We have included each of your comments, followed by our response, in the same order and using the same numbering as your March 9, 2010 letter.  Please be advised that contemporaneously with this letter Acxiom has filed Amendment No. 1 to the Form 10-K for the Fiscal Year Ended March 31, 2009 (the “Form 10-K”) that effects the amendments described in our responses below.

General

1.
We note that Acxiom has a pending confidential treatment request. A letter addressing this confidential treatment request was issued by the staff of the Division of Corporate Finance on March 5, 2010. Please be advised that all comments relating to the confidential treatment request will need to be resolved before we will be able to clear comments on your Form 10-K and related filings.

Acxiom response:  We acknowledge receipt of the March 5, 2010 letter from the Staff and we understand that your comments on the confidential treatment request need to be resolved before the Staff is able to clear comments on our Form 10-K and related filings.

Item 1. Business, page 6

General

2.
We note your disclosure on page F-13 stating that the company’s traditional direct marketing operations experience their lowest revenue in the first quarter, and we note further that in Acxiom’s earnings call for the fiscal quarter and year ended March 31, 2009, management indicated that the company’s first quarter is typically its most challenging quarter.  Your business section, however, does not appear to address the extent to which your business is or may be seasonal.  Please tell us what consideration you gave to providing in your business section the disclosure called for by Item 101(c)(1)(v) of Regulation S-K with respect to the seasonality of the company’s business, or explain how you determined that such disclosure is not required to be provided by the company.

Acxiom response:  We omitted the disclosure regarding seasonality in the business section because we believed that the disclosure was duplicative of the disclosure included in the Management’s Discussion and Analysis.  However, we acknowledge that we should have included the disclosure in the business section and will provide such disclosure in that section in future filings.

Competition, page 10

3.
You identify here and on page 10 a number of principal competitive factors affecting the markets in which you operate, and you disclose that you believe Acxiom has a competitive advantage with respect to certain of such factors.  Please tell us what consideration you gave to expanding your business disclosure to discuss any known material negative factors pertaining to your competitive position.  See Item 101(c)(1)(x) of Regulation S-K.

Acxiom response:  Potential negative competitive factors are discussed under Item 1A, Risk Factors, including “We must keep up with rapidly changing technologies and marketing practices or our products and services could become less competitive” and “Industry consolidations could result in increased competition for our products and services.”  While we believe the inclusion of these items within the Risk Factors item is appropriate, we acknowledge that we should also have provided such disclosure within the Competition section.  In future filings, we will also include this information in the Competition section.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction and Overview, page F-3

4.
Please consider expanding your overview in future filings to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s performance.  We note that you have identified in this section certain highlights from fiscal 2009, such as the company’s increase in operating income and its decrease in revenue compared to fiscal 2008 as well as acquisitions made by the company during fiscal 2009.  Consider also addressing how the company earns revenue, its prospects for future growth, material opportunities and any known trends, demands, commitments or uncertainties. Refer to SEC Release 33-8350.  For example, we note disclosure on page F-4 indicating that the company believes that economic pressures negatively affected processing volumes for fiscal 2009 and that these trends may continue in the near term; an expanded overview could discuss how management plans to address the challenge to your business posed by this trend, to the extent material.

Acxiom response:  In future filings, we agree we will expand the overview section to include an executive-level discussion of the most important themes and significant matters with which management is concerned.  We will consider addressing the items included in your comment, particularly those which most concern management in evaluating the fiscal year.

Capital Resources and Liquidity

Credit and Debt Facilities, page F-10

5.
We note you disclose in Note 9 on page F-49, that at March 31, 2009, you were in compliance with your covenants and restrictions related to your borrowings.  In light of your significant debt balance, indicate your consideration of expanding your disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with all covenants and restrictions.  In addition, please expand your disclosures in future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future.  Describe your consideration of disclosing and analyzing factors that could reasonably likely result in the non-compliance with the covenants (e.g., loss of a significant customer).  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Acxiom response:  Our reading of Section 501.03 of the Financial Reporting Codification indicates that registrants should evaluate and discuss those items or ratios that should be considered in assessing liquidity and sources and needs for capital.  If a deficiency in liquidity is identified, this should be disclosed, as well as a discussion of the proposed remedy.  In our case, there is no deficiency in liquidity or a perceived need to raise additional capital.  If there had been such a deficiency or need, then we believe a discussion of our debt covenant ratios might have been necessary to indicate whether or not raising additional capital would be feasible.  In our case, we are in compliance with our required covenant ratios.  The reason we chose not to disclose the actual ratio as calculated under the debt covenants is because the calculation of these ratios uses numbers that are not apparent from the financial statements, and in some cases include non-GAAP calculations.  Readers of the financial statements would not be able to easily duplicate these calculations or project them into the future.  We did not believe it was necessary to introduce and explain these calculations, since there is not a perceived liquidity or capital need for which a reader would need to understand those debt covenant ratios.

In future filings, we agree we will expand our disclosure to discuss the potential consequences of not complying with or being able to amend debt covenants in the future.  We will also include a discussion of those factors that could be reasonably likely to result in non-compliance.

Critical Accounting Policies

Valuation of Goodwill, page F-16

6.
We have reviewed your goodwill impairment policy.  Please consider expanding your disclosures in future filings to disclose the amount of goodwill allocated to each reporting unit and the percentage by which fair value exceeded carrying value for each reporting unit as of the date of the most recent test.

Acxiom response:  We will expand our disclosure in future filings.  The amount of goodwill in each segment is disclosed in Note 6 to the financial statements; in the future we will disclose the amount for each tested reporting unit.  We will also expand our disclosure to disclose the level by which the fair value exceeds carrying value for any reporting units where carrying value is close to fair value.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 30, 2009)

Elements of Compensation. page 14

General

7.
With respect to base salaries, cash incentive opportunities, and long-term incentives for your named executive officers, you disclose that each such element is “generally” targeted at the 50th percentile for similarly-situated employees in the comparison group of companies.  You further state that for each such element, the actual award or opportunity for each of your named executive officers “may vary” based on a number of factors that are discussed in general terms.  Please disclose where actual base salaries, cash incentive opportunities or long-term incentives for 2009 for your named executive officers fell relative to the targeted percentile for each applicable element of compensation.  To the extent any actual award or incentive opportunity varied significantly from the targeted percentile, please provide a more specific discussion of the reasons for such variation, to the extent material to an understanding of the company’s compensation policies and procedures.  We note in this regard that you have disclosed on page 15 where actual “total direct targeted compensation” for each of your named executive officers fell relative to that of the comparison group of companies.

Acxiom response:  Per the Staff’s request, the Company has amended the Form 10-K to include the information requested in this comment.

Cash Incentives, page 16

8.
You disclose that “free cash flow to equity” is one of the corporate financial targets used to determine cash incentive compensation for your named executive officers.  Please clearly identify this metric used to determine executive compensation as a non-GAAP financial measure, and briefly explain how it is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Acxiom response:  Per the Staff’s request, the Company has amended the Form 10-K to include the information requested in this comment.

Employment Agreements, page 19

9.
We note the discussion of your employment agreements with four of your named executive officers.  You disclose that certain terms of employment for Messrs. Wolf and Donovan are set forth in offer letters and acceptance letters between the company and each of these officers, but the offer or acceptance letters are not filed as exhibits to your Form 10-K nor incorporated by reference from prior filings. Please file or incorporate by reference such letters as exhibits to your form 10-K, or explain to us why they are not required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.  We note in this regard that you have filed as exhibits to the Form 10-K employment agreements with your named executive officers Messrs. Meyer and Adams.

Acxiom response:  Per the Staff’s request, the Company has amended the Form 10-K to include the information requested in this comment.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounts Receivable, page F-30

10.	Please tell us how you considered disclosing your policy to determine your allowance for doubtful accounts.

Acxiom response:  We evaluate our allowance for doubtful accounts based on a combination of factors at each reporting period.  We evaluate each account or group of accounts based on specific information of which we are aware regarding each customer’s ability or inability to pay, as well as our historical experience for each customer or group of customers, the length of time the receivable has been outstanding, and current economic conditions in the customer’s industry.  We do not believe our policy for determining the allowance for doubtful accounts is materially different from most companies, nor does it involve a selection from alternative GAAP accounting principles, so therefore we did not consider its disclosure to be necessary.  However, in future filings, we will include a description of the above policy.

We believe the above responses address all of your comments.  However, if you have further comments or need additional information, you can reach me at 501-342-1830 or you may call Wayne Gregory, Director of Finance, at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher W. Wolf

Christopher W. Wolf
Chief Financial Officer